UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41604

Freightos Limited

(Translation of registrant's name into English)

Planta 10, Avda. Diagonal, 211

Barcelona, Spain 08018

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

CONTENTS

Appointment of Independent Chairman of the Board

On July 28, 2025, the Board of Directors (the “Board”) of Freightos Limited (the “Company”) appointed Udo Lange as the Company’s independent Chairman of the Board. Zvi Schreiber will remain as the Company’s Chief Executive Officer while relinquishing the role of Chairman of the Board to Dr. Lange.

Dr. Lange, currently CEO of Oslo-listed Stolt-Nielsen and a Freightos Board member since 2019, has over 30 years of logistics leadership spanning international, ground, courier, and contract logistics. His experience includes roles as FedEx President of Healthcare, Logistics and Americas International, membership on the FedEx Senior Management Committee, and advising the White House Supply Chain Disruption Task Force.

The Board has determined that Dr. Lange is an independent director under the Nasdaq Listing Rules. As annual compensation for his service as independent Chairman of the Board, Dr. Lange will receive a quarterly cash retainer of $12,500 and an annual grant of restricted share units (“RSUs”) with an approximate value of $50,000 that will vest on a quarterly basis throughout the year. Upon Dr. Lange’s appointment, the Board approved for him a grant of 508 RSUs that will vest on October 1, 2025. The Board has also granted Dr. Lange an initial, one-time grant of RSUs with an approximate value of $300,000 that will vest over five years (a maximum of 121,655 RSUs). The first tranche of 24,431 RSUs will vest on July 28, 2026. In subsequent years, the number of RSUs that will vest will be determined based on an annual value of $60,000, divided by a value per RSU equal to the 30-day average closing price prior to each vesting date, but not lower than $2.46, the 30-day average closing price of the Company’s shares on July 28, 2025. As an additional initial, one-time grant, Dr. Lange received 300,000 total stock options to purchase the Company’s ordinary shares, with a seven-year exercise term; one-third of the options will have exercise prices of $5.00, $10.00 and $15.00 per share, respectively. Each of the three tranches of stock options will vest in three equal annual installments over three years (with the first vesting date being July 28, 2026), and the options are only exercisable if the 30-day average closing price of the Company’s ordinary shares immediately prior to the time of exercise exceeds the exercise price.

Appointment of New Board Member

On July 28, 2025, the Board furthermore appointed a new director, Rotem Hershko, to the Board, effective immediately. Mr. Hershko will fill the vacancy on the Board created by the resignation of Michael Eisenberg, which became effective on July 1, 2025. The Board has determined that Mr. Hershko is an independent director under the Nasdaq Listing Rules. There are no arrangements or understandings between Mr. Hershko and any other persons pursuant to which he was appointed as a director. As compensation for his service, Mr. Hershko was granted 7,550 RSUs that will vest in their entirety on October 1, 2025. It is furthermore expected that he will receive the compensation paid to the Company’s other non-employee directors going forward.

Mr. Hershko’s biographical information appears below:

Since October 2024, Rotem Hershko has been a Senior Advisor at McKinsey & Co., a global management consulting firm, advising global clients on digital transformation initiatives, leveraging cutting-edge GenAI technologies to accelerate and optimize product and software development, fostering innovation, efficiency, and competitive advantage. He previously served in various roles at A.P. Moller-Maersk, including as EVP, Chief Product Officer - Logistics & Services from January 2023 until October 2024 and as Senior Vice President and Head of Digital Product Management (Business Platforms) from November 2020 until January 2023. Before joining Maersk, Mr. Hershko worked at Amazon in various capacities of increasing responsibility, including as Director of Product Management/Software and Development and GM - Amazon Global from 2017 to 2020. He holds a Master of Business Administration (MBA) from Columbia Business School and earned his Bachelor of Laws (LLB) from The Hebrew University of Jerusalem.

Press Release

On August 4, 2025, the Company issued a press release announcing Mr. Hershko’s appointment to the Board and Dr. Lange’s appointment as independent Chairman. A copy of that press release serves as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

Exhibits

Exhibit 99.1	Press release, dated August 4, 2025, entitled “Freightos Expands Board of Directors, Adding Rotem Hershko and Appointing Udo Lange as Chairman”

Incorporation by Reference

The information in this Form 6-K (but excluding Exhibit 99.1 hereto) is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-270303) and Form F-3 (File No. 333-280302), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREIGHTOS LIMITED
Date: August 4, 2025
/s/ Michael Oberlander
	Name:	Michael Oberlander
	Title:	General Counsel